Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 26, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

        This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 26, 2005, entitled “VODAFONE REACHES 150 MILLION CUSTOMERS - STRONGEST QUARTER SINCE DECEMBER 2000”.

26 January 2005

VODAFONE REACHES 150 MILLION CUSTOMERS – STRONGEST QUARTER SINCE DECEMBER 2000

Vodafone Group Plc (“Vodafone”) announces today key performance indicators for the quarter ended 31 December 2004.  The main highlights are:

•                  Strongest quarter of net additions since December 2000 with over 5.4 million organic net additions, bringing the total proportionate customer base to over 151.8 million

•                  Highest quarter ever for new Vodafone live! customers of 3.9 million, bringing global Vodafone live! controlled customer base to 28.3 million, including 12.9 million in Japan

•                  ARPU trends continued to develop in line with expectations; non-voice services increased to 16.7% of controlled service revenue

•                  Successful launch of Vodafone live! with 3G across 13 markets

•                  In total, over 400,000 Vodafone Mobile Connect customers, including over 170,000 3G enabled customers

•                  2.4 billion shares repurchased in the financial year to date at a cost of £3.2 billion

Arun Sarin, Chief Executive of Vodafone, commented:

“I am very pleased to announce another impressive quarter for customer and revenue growth. We have seen consistently strong performances across Europe and in the US, whilst we continue to focus on our turnaround programme in Japan.

In the last quarter we saw record new Vodafone live! customer additions in our controlled base of 3.9 million, which contributed to a total of over 28 million customers across our controlled networks.  This highlights our success in attracting and migrating customers to new services.  Our customer proposition is enhanced by Vodafone live! with 3G and we have seen positive early indications following our launch in November.

Overall these KPIs are in line with our expectations and we maintain our guidance for the full year to March 2005.”

United Kingdom

Vodafone UK added 641,000 net customers in the quarter, taking the total base to 15.2 million customers, an increase of over 9% since last year.  Churn has continued its improving trend due to ongoing focus on customer retention and loyalty initiatives.  Blended annual ARPU reduced to £314 from £318 for the year to December compared to the year to September 2004, principally due to the impact of the reduction in incoming call termination rates of approximately 30% effective from 1 September 2004.

The growth in average customers more than offset the fall in ARPU and led to a 3% growth in service revenue for the quarter when compared to the same quarter last year. Excluding the effect of the reduction in termination rates, service revenue grew by around 7% in the quarter.  Non-voice services as a percentage of service revenue for the year to December 2004 were 17.9%, up from 15.5% for the year to December 2003, with Vodafone live! customers now exceeding 3 million.

Net acquisition and retention costs as a percentage of service revenue in the quarter were stable compared to the same period last year, but higher than the quarter to September 2004 due to seasonal promotional activity.

Germany

Net customer additions of 843,000 demonstrated continued strong growth in Germany and resulted in a closing base of 26.9 million customers, with churn remaining stable compared to the previous quarter.

Blended annual ARPU for the year to December was €303 compared to €305 for the year to September 2004, reflecting the impact of lower spending new customers.  Bundled minute plans continued to be successful and have a positive impact on ARPU.

Strong customer growth was the primary driver behind a 6% increase in service revenue for the quarter compared to the same quarter last year. Non-voice services as a percentage of service revenue for the year to December 2004 were 17.7%, up from 17.2% for the year to December 2003, benefiting from the increase in Vodafone live! customers to 4.3 million.

Net acquisition and retention costs as a percentage of service revenue in the quarter were lower than the same period last year, but higher than the quarter to September 2004 due to seasonal promotional activity.

Italy

Proportionate net customer additions were 359,000 in the quarter, leading to a total proportionate customer base of over 17 million. Blended annual ARPU remained stable at €360 for the year to December compared to the year to September 2004.  Churn also remained stable quarter on quarter.

Service revenue for the quarter increased 8% compared to the same period last year.  Non-voice services as a percentage of service revenue increased to 14.4% for the year to December 2004 from 12.7% for the year to December 2003, benefiting from a series of promotions throughout the year and an increase in total Vodafone live! customers in Italy to 2.3 million.

Net acquisition and retention costs as a percentage of service revenue in the quarter were higher than the same period last year, reflecting the increase in competitive activity in the Italian market.  However, these costs remain at very low levels when compared to the rest of the Group.

Japan

The closing proportionate base in Japan was 14.8 million, reflecting net customer additions of 36,000 in the quarter.  The Group’s effective ownership in Vodafone Japan reduced from 98.2% to 97.7% following the completion of the merger of Vodafone K.K. and Vodafone Holdings K.K. on 1 October 2004.  Churn levels remained stable quarter on quarter, benefiting from the continued investment in customer retention activities and the introduction of new handsets.

Blended annual ARPU fell to ¥75,133 for the year to December 2004 from ¥76,590 for the year to September 2004.  The fall in ARPU reflects the competitive environment, increasing market penetration and growth in prepaid customers.

Service revenue for the quarter decreased by 4% compared to the same quarter last year, due to the fall in ARPU.  Non-voice services as a percentage of service revenue of 21.4% for the year to December 2004 were slightly lower than for the year to December 2003 due to the impact of competition.

Net acquisition and retention costs as a percentage of service revenue in the period were stable compared to the same quarter last year.

The Group will continue to focus on executing a successful turnaround programme in Japan throughout 2005 and into 2006.

Spain

Vodafone Spain added 457,000 net customers in the quarter, bringing the total customer base to 10.9 million customers, an increase of over 12% on last year.  Churn has improved both quarter on quarter and year on year.

Blended annual ARPU continued to grow strongly, increasing to €408 from €400 for the year to December compared to the year to September 2004, benefiting from the focus on high value customers.

The strong growth in ARPU and customers generated service revenue growth of over 20% year on year for the fourth successive quarter.  Non-voice services as a percentage of service revenue increased to 13.1% for the year to December 2004 from 11.0% for the year to December 2003, with Vodafone live! customers increasing by over 700,000 in the quarter to reach a total of 2.2 million.

Net acquisition and retention costs as a percentage of service revenue in the period were higher than the same quarter last year, reflecting the increased investment in acquiring and retaining higher value customers during the current financial year.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel: +44 (0) 20 7920 3150

Notes to editors

(1)              The guidance for the year to March 2005 is contained in Vodafone’s Interim Results Announcement for the six months ended 30 September 2004 in which there is a discussion of forward-looking statements and the risks associated with them.

(2)              Service revenue growth is calculated in local currency and before the elimination of intercompany revenue.

(3)              Vodafone, Vodafone live! and Vodafone Mobile Connect are trademarks of the Vodafone Group.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 OCTOBER 2004 TO 31 DECEMBER 2004

COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 30 SEPTEMBER 2004	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 31 DECEMBER 2004	PREPAID(3)
	(%)	(000s)	(000s)	(000s)	(000s)	(%)
UK & IRELAND
UK	100.0	14,600	641	—	15,241	61%
Ireland	100.0	1,890	39	—	1,929	72%
TOTAL		16,490	680	—	17,170	62%

NORTHERN EUROPE
Germany	100.0	26,092	843	—	26,935	52%
Hungary(5)	92.8	1,498	112	—	1,610	78%
Netherlands	99.9	3,537	130	—	3,667	56%
Sweden	100.0	1,530	44	—	1,574	39%
Others		9,993	388	—	10,381	48%
TOTAL		42,650	1,517	—	44,167	51%

SOUTHERN EUROPE
Italy	76.8	16,654	359	—	17,013	92%
Albania	99.7	587	32	—	619	97%
Greece	99.4	3,704	118	—	3,822	66%
Malta	100.0	165	—	—	165	90%
Portugal	100.0	3,488	149	—	3,637	74%
Spain	100.0	10,452	457	—	10,909	54%
Others		878	109	—	987	66%
TOTAL		35,928	1,224	—	37,152	77%

AMERICAS
United States(2) & (4)	44.4	18,686	753	2	19,441	6%
TOTAL		18,686	753	2	19,441	6%

ASIA PACIFIC
Japan(2)	97.7	14,851	36	(78)	14,809	11%
Australia(2)	100.0	2,649	156	(228)	2,577	64%
New Zealand	100.0	1,757	74	—	1,831	79%
Others		6,421	330	—	6,751	71%
TOTAL		25,678	596	(306)	25,968	67%

MIDDLE EAST AND AFRICA
Egypt(5)	67.0	2,142	249	—	2,391	83%
Others		5,119	400	—	5,519	89%
TOTAL		7,261	649	—	7,910	88%

GROUP TOTAL		146,693	5,419	(304)	151,808	60%

(1)          All ownership percentages are stated as at 31 December 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(2)          Other movements for the quarter to 31 December 2004 includes 228,000 MVNO customers in Vodafone Australia which had previously been included in the Group’s proportionate customer base but have been excluded in the quarter to 31 December 2004 in accordance with Group policy, a stake decrease of 0.5% in Vodafone Japan from 98.2% to 97.7% following the merger of Vodafone K.K. and Vodafone Holdings K.K. on 1 October 2004 and the acquisition of a local network operator by Verizon Wireless.

(3)          Prepaid customer percentages are calculated on a venture basis. At 31 December 2004, there were 416.4 million total venture customers.

(4)          The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 December 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

(5)          Subsequent to 31 December 2004, the Group increased its stake in Vodafone Hungary to 100.0% and committed to reduce its stake in Vodafone Egypt to 50.1%.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VENTURE VODAFONE LIVE! CUSTOMERS

COUNTRY	AT 30 SEPTEMBER 2004 (000s)	NEW CUSTOMERS (000s)	AT 31 DECEMBER 2004 (000s)
Germany	3,570	777	4,347
Italy	1,643	659	2,302
Japan *	N/A	N/A	12,937
Spain	1,496	704	2,200
UK	2,403	710	3,113
Other	2,369	1,023	3,392
Controlled Total	11,481	3,873	28,291

*                 With effect from 31 December 2004, Vodafone live! venture customers in Japan have been included in the above table as the service in Japan has become aligned with the Vodafone live! experience in other countries. Prior to this date, registered Vodafone live! venture customers in Japan, of which there were 13.0 million at 30 September 2004, were excluded from the table and disclosed separately.

The table above only includes Vodafone live! venture customers in our controlled operations. There were an additional 2.8 million registered Vodafone live! venture customers in our non-controlled associated undertakings at 31 December 2004 (September 2004: 1.8 million).

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 DECEMBER 2004

	CONTROLLED ACTIVE CUSTOMERS AS AT
COUNTRY	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004	DECEMBER 2004
Germany	92%	93%	93%	92%	92%
Italy	93%	93%	92%	92%	92%
Japan	98%	97%	97%	97%	97%
Spain	95%	96%	97%	92%	92%
UK	91%	91%	91%	91%	90%
Controlled Total	93%	94%	93%	93%	92%

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED TOTAL ARPU FOR THE 15 MONTHS TO 31 DECEMBER 2004

Country		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Germany	EUR	27.0	24.9	25.4	24.5	23.2	26.2	25.0	25.5	25.8	26.4	25.9	25.7	25.5	24.6	24.5
Italy	EUR	31.1	29.0	30.4	29.6	27.8	30.6	29.9	30.1	30.8	31.0	29.6	30.2	30.3	28.9	31.2
Japan	JPY	6,760	6,460	6,690	6,360	6,100	6,560	6,300	6,150	6,150	6,470	6,380	6,210	6,280	5,970	6,200
Spain	EUR	32.6	29.5	31.8	30.6	29.3	33.0	32.9	33.9	35.4	38.5	36.4	35.2	34.8	32.6	35.1
UK(1)	GBP	26.8	26.0	26.2	27.0	24.1	28.3	25.3	27.8	26.8	27.3	26.8	25.8	25.6	24.6	24.4

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2004

	ARPU
COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
UK & IRELAND
UK(1)	GBP	127	574	314
Ireland	EUR	370	1,186	602

NORTHERN EUROPE
Germany	EUR	121	482	303
Hungary	HUF	40,588	150,671	62,540
Netherlands	EUR	152	860	459
Sweden	SEK	799	5,625	3,938

SOUTHERN EUROPE
Italy	EUR	306	927	360
Albania	ABL	20,507	294,980	28,967
Greece	EUR	211	781	398
Malta	MTL	94	908	168
Portugal	EUR	192	687	336
Spain	EUR	179	687	408

ASIA PACIFIC
Japan	JPY	30,734	79,506	75,133
Australia	AUD	334	949	607
New Zealand	NZD	343	1,800	651

MIDDLE EAST AND AFRICA
Egypt	EGP	806	3,078	1,237

ARPU – HISTORY

		REGISTERED TOTAL ARPU FOR THE TWELVE MONTH PERIOD TO
COUNTRY	CURRENCY	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004	DECEMBER 2004
Germany	EUR	311	310	309	305	303
Italy	EUR	359	361	362	360	360
Japan	JPY	82,917	80,695	78,365	76,590	75,133
Spain	EUR	369	377	389	400	408
UK(1)	GBP	303	309	314	318	314

(1)          During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, this revenue has been included in the calculation of UK ARPU but has been excluded from Group turnover in accordance with UK GAAP. The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to December 2003 from £300 to £303.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

	12 MONTHS TO 31 DECEMBER 2004
COUNTRY	MESSAGING	DATA	TOTAL
Germany	15.1%	2.6%	17.7%
Italy	12.9%	1.5%	14.4%
Japan	7.2%	14.2%	21.4%
Spain	11.3%	1.8%	13.1%
UK	15.0%	2.9%	17.9%
Statutory Total	12.2%	4.5%	16.7%
Proportionate Total	10.3%	3.7%	14.0%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES – HISTORY

	12 MONTHS TO
COUNTRY	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004	DECEMBER 2004
Germany	17.2%	17.4%	17.4%	17.6%	17.7%
Italy	12.7%	13.3%	13.5%	14.1%	14.4%
Japan	21.8%	21.9%	21.9%	21.8%	21.4%
Spain	11.0%	11.4%	11.8%	12.4%	13.1%
UK	15.5%	16.1%	16.6%	17.3%	17.9%
Statutory Total	15.9%	16.1%	16.3%	16.5%	16.7%
Proportionate Total	12.5%	13.0%	13.3%	13.6%	14.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 26, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary